[Foundry Networks, Inc. Letterhead]
December 17, 2008
Via EDGAR & Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief Patrick Gilmore, Staff Accountant Donna Levy, Staff Attorney Barbara Jacobs, Assistant Director

Re:	Foundry Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 18, 2008
Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed May 5, 2008, August 5, 2008 and
November 6, 2008, respectively
File No. 0-26689
Ladies and Gentlemen:
          Foundry Networks, Inc. (“Foundry”) submits this letter to you in response to your letter of November 25, 2008, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Form 10-K for the Year Ended December 31, 2007
General
1.	It appears from several pull-down menus on your website that nationals of Cuba, Iran, Sudan, and Syria can contact you to inquire about sales, register to request reports, activate warranties and register products, and apply to become your resellers and technology alliance partners. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with these countries. If

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December 17, 2008

applicable, please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, components, equipment, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.
We acknowledge the Staff’s comment and confirm that we previously received inquiries from residents of Cuba, Iran, Sudan and/or Syria (“Sanctioned Countries”), both through our website and at seminars and trade shows, about our products, technologies, and services. As a result of such inquiries, individuals from the Sanctioned Countries received email newsletters and marketing information from us. We, however, confirm that Foundry has neither sold nor shipped any products, components, equipment, technology, or services into the Sanctioned Countries. In addition, we do not have any agreements or commercial arrangements with the governments of the Sanctioned Countries or entities controlled by those governments and, to our knowledge, we have not directly activated warranties or registered products in the Sanctioned Countries.
Compliance Policies and Procedures
Foundry actively employs comprehensive policies, procedures, and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations. In addition, we actively educate and train our employees about U.S. export control and economic sanction laws and regulations and how such laws and regulations affect our business. Furthermore, we constantly update and implement practical policies and procedures for conducting our business in compliance with U.S. Government laws and regulations, where applicable.
As a global company, we sell our products and services both directly (through our field sales organization) and by way of third party integrators and resellers. In the normal course of our business, including an effort to comply with U.S. export control and economic sanction laws and regulations, we collect Point of Sale data (“POS”) from both our internal field sales organization and our third party integrators and resellers. We use this POS data, which includes identifying information about the end-user of our products, to, among other things, screen out any attempted orders from individuals or entities in the Sanctioned Countries. In addition, we maintain provisions in our form sales contracts, including contracts with our integrators, resellers, and end users, that require anyone wishing to have a business relationship with Foundry to comply with U.S. export control laws and economic sanctions regulations to the same degree as we do.
In compliance with its policies and procedures, Foundry does not knowingly provide any products, technologies, services, or financial support to Sanctioned Countries. In addition, to our knowledge, we have not previously, do not currently, and do not intend to conduct business with customers in or connected with any of the Sanctioned Countries.

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December 17, 2008

Compliance Actions
As a result of the Staff’s inquiry, please be advised that the Sanctioned Countries previously listed in the pull-down menus on our website, have been removed. In addition, we no longer provide email newsletters or marketing information to residents of the Sanctioned Countries.
Revenue Recognition, page 56
2.	We note on your website that system software updates and upgrades are available that can be downloaded from your support website. We also note in your disclosure that service revenue includes unspecified software updates and upgrades on a when-and-if-available basis. As a result, it appears that your products include embedded software and we note from your disclosure that you are recognizing revenue related to your products in accordance with SAB 104. Tell us how you considered the guidance in footnote 2 to SOP 97-2 and EITF 03-5 in determining whether your products include embedded software that is considered more than incidental to your products.
We acknowledge the Staff’s comment and advise the Staff that we continually evaluate our products and services and their embedded software to determine whether the provisions of SOP 97-2 and EITF 03-5 apply. We are a specialist data networking equipment provider in a market dominated by much larger competitors with broader product lines. In order to compete with these larger companies, we have focused on meeting the needs of a segment of customers that require the highest performing data networking products. We define these products as those that deliver the fastest networking speeds, highest total traffic throughput, greatest interface density, and lowest total cost of ownership, which we measure using attributes such as power consumption, rack space, cooling requirements and maintenance costs.
Our principal product designs continue to rely on technical advances in electronic components, power supplies and cooling systems that we incorporate into our switches and routers. Our products include a variety of integrated circuits with specialized functionality including packet processors, application specific integrated circuits, field programmable gate arrays and various types of memory, such as content –addressable memory and dynamic random access memory. As noted in the Staff’s comment, we employ embedded software in our products that allow the various electronic components to interoperate and deliver the desired product functionality.
Application of SOP 97-2 to our data networking products:
We are aware of the evolving role of software within the data networking equipment industry and supplementally advise the Staff that we do compete with companies that have taken a software-focused strategy in their products and marketing efforts, but as noted above, our product strategy has focused on hardware advances. We confirm to the Staff that we routinely assess whether SOP 97-2 should be applied to our revenue transactions by considering the factors outlined in footnote 2 of SOP 97-2 and that the

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application of SOP 97-2 requires the use of significant professional judgment. We apply our judgment as part of our comprehensive revenue accounting process. We perform a formal assessment every six to twelve months (our last full assessment was completed in January 2008) and review on a continuous basis new marketing literature (press releases, data sheets and customer presentations) and product plans. Our formal assessment process is conducted with the assistance of a third party revenue recognition expert and we meet regularly to discuss revenue accounting matters with our independent registered public accountants. As part of our regular assessment we also consider relevant revenue guidance that is published by the Big Four accounting firms as well as the guidance provided by members of the SEC staff in forums such as the American Institute of Certified Public Accountants (AICPA) Conference.
The following summarizes the most significant factors that we consider in determining whether our products include embedded software that is more than incidental to our products:
a)	Software is not a significant focus of our marketing effort.

The software embedded in our data networking products, whether it is component firmware or system control software, does not function separately from the physical hardware product and is just one of many components that are required for the operation of our data networking equipment. We do not separately market or sell the embedded software, it will not function on products from other vendors, it is not sold as an option, and because it is delivered factory installed it cannot be maintained or altered by the customer. Our marketing efforts are focused on the benefits delivered principally by our specialized hardware design such as switching and routing speed, throughput, port density, scalability, memory size, reliability and redundancy and total cost of ownership. When purchasing our products, our customers are limited to physical product configuration choices. These choices principally include switching and routing speed, capacity, the number and type of physical interface ports and critical component redundancy. Our customers cannot select, and we do not provide, embedded software functionality as a configurable option.

As noted above, other communications equipment providers develop and market their products as software-based solutions, offering modular software products to provide functionality and optional features and to distinguish their products’ attributes from competitors. In contrast, our well established position in the market rests on leading in such areas as capacity, port density and power usage — all areas that are primarily related to hardware design.

b)	We do not provide post contract customer support (PCS).

Our support service offerings are extended maintenance arrangements, typically with one year terms that include varying levels of hardware “repair or replace” services and embedded software bug fixes and unspecified upgrades provided on a when-and-if-available basis. Our hardware “repair and replace” services are not priced separately from the embedded software bug fix and upgrade services. Our extended maintenance offerings are differentiated by various levels of hardware related services – primarily by the level of access to our technical assistance center, hardware repair services (including the timeframe in which a failed component is replaced), and

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access to an on-site technician. All levels of support include the standard embedded software bug fix and upgrade services on a when-and-if-available basis.

Upgrade services are releases of our embedded software maintenance updates that include collections of bug fixes, changes that may be required to maintain industry standards and minor alterations to existing command level functionality. Foundry updates and upgrades can be divided into the following categories:
•	Patch releases are delivered to fix specific problems at specific customer sites where a Foundry product is not working according to the product’s specification.

•	Maintenance releases are released on a regular basis (every 2-6 months) and are a collection of patch releases consolidated into one maintenance release based on the frequency of patch releases.

•	New feature releases add minor functionality to existing product lines (0-3 times per year). These releases bundle previous maintenance releases and may include updates to comply with new industry standards, or make minor revisions to existing functionality.
Our pricing model for support services is based on the higher relative value placed by customers on the time required for identification and deployment of replacement components as opposed to software updates and upgrades.

We apply judgment when making the determination as to whether new functionality is considered to be “major.” The glossary of SOP 97-2 defines an “upgrade/enhancement” as “[a]n improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both.” We have historically delivered new and enhanced product functionality to our customers in the form of new separately priced hardware based products and not as an entitlement within our extended maintenance arrangements. As a result, in order to obtain enhanced “major” product functionality or benefits that would extend the product life, the purchase of new equipment is required.

Considering that our product upgrades and enhancements are hardware based, sold separately and are not an entitlement of our maintenance arrangements, along with the importance our customers place on the hardware “repair or replace” aspects of our support service offerings, we concluded that our support service offerings are not PCS, as contemplated by SOP 97-2.

c)	Costs that are within the scope of FASB Statement No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (FAS 86).

We employ a multidiscipline engineering workforce in order to design, develop and deliver our data networking products. Our products are comprised of a multitude of complex components and systems that require engineering skills ranging from integrated circuit development and integration, printed circuit board routing and layout, firmware and other embedded software development, as well as engineering for critical mechanical designs comprising cabinet and rack

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design, power supply design and cooling systems, among others. Our products have been developed with a consistent engineering approach since our inception in 1996, where embedded software development efforts are primarily driven by new hardware design and follow behind hardware advancement, and since that time we have made no acquisitions. Further, as stated above, we do not separately market or sell the embedded software and therefore do not seek to recover software development efforts. Accordingly, we currently do not track our development spending by engineering discipline, but have concluded that given our hardware focus and the emphasis on hardware design and development, costs that are within the scope of FAS 86 are not significant.
For the reasons mentioned above we have concluded the software embedded in our products is incidental to the products as a whole as defined in footnote 2 of SOP 97-2 and therefore, SOP 97-2 does not apply to revenue recognition of these products.
Application of SOP 97-2 to our products under development:
We supplementally advise the Staff that during the past year we began to develop certain new products that have incremental software driven functionality. Specifically, our engineering hiring during 2008 has included a larger percentage of personnel with principally software engineering expertise which we believe is an indicator that software may become more than incidental to our new products that are currently under development.
Our revenue accounting function reviews with our engineering management new product designs to assess the potential applicability of SOP 97-2. We are currently in the process of assessing these products, but have not yet reached a conclusion on the matter. We expect to complete our assessment prior to reporting any revenue derived from these new products and will disclose such accounting policies as appropriate. In anticipation that SOP 97-2 could apply to future products, we have developed vendor specific objective evidence (“VSOE”) of fair value of undelivered elements included in our extended maintenance arrangements based on prices when those elements are sold on a standalone basis (e.g., support renewals for extended maintenance arrangements). We have understood for some time that SOP 97-2 and EITF 03-5 could eventually apply to our business as a result of the increasing importance of software in the data networking equipment industry, new product offerings or a change in our approach to the market. Having recognized this as a potential issue we have made it a point to manage our business practices and revenue accounting such that we believe revenue recognition would be consistent under either our current SAB 104/EITF 00-21 model or under the adoption of SOP 97-2.
Form 10-Q for the Quarter Ended September 30, 2008
Note 2. Cash Equivalents and Investments, page 12
3.	We note in your disclosure related to your auction rate securities that due to the current market conditions and the lack of an active market, you used discounted cash-flow valuation models to value these securities. Provide us with the assumptions used in these cash flow models including how these assumptions were determined. In this regard, we note that the estimated

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other-than-temporary impairment loss recorded during the third quarter of 2008 utilized the weighted average maturity of the underlying student loan collateral in the valuation models, which was a change from the Company’s previous estimate of the time that would be required for the underlying liquidity issues in the auction rate security market to be resolved. Please tell us the weighted average maturity assumptions used in your September 30, 2008 calculations and how this compared to your previous valuations. In addition, tell us how the Company’s current plan to liquidate these securities prior to the close of the Brocade merger transaction impacted the assumptions used in your valuations. Also, tell us what impact, if any, the Rights Agreement offered by the underwriters’ in October 2008 had on the valuation of your auction rate portfolio.
We supplementally advise the Staff that our auction rate securities primarily consist of student loan debt obligations whose underlying assets are primarily Federal Family Education Loan Program (“FFELP”) guaranteed. All of the auction rate securities in our portfolio were underwritten by UBS and as a result contained many similar, although not identical features.
Discounted cash flow model elements
The primary assumptions utilized in our discounted cash-flow valuation model included the following variables: (1) yield, (2) discount rate, (3) liquidity, (4) quality and (5) maturity (based on the expected return of liquidity to the auction rate market for our fiscal quarters ended March 31, 2008 and June 30, 2008 and based on the underlying student loan collateral for the fiscal quarter ended September 30, 2008, discussed further below). In each of our quarterly valuations, we first classified our portfolio of auction rate securities (ARS) based on an assessment of risk, primarily measured based on the amount of the underlying collateral guaranteed by the U.S. government under the FFELP. This classification process led us to group the auction rate securities into two distinct portfolios of instruments, those with a high percentage of FFELP loans and those with a low percentage of FFELP loans. This allowed us to apply with greater sensitivity the different attributes of our discounted cash-flow valuation.

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Base cash flow
We estimated the base undiscounted future income stream for each of the auction rate securities by using the JJ Kenny high-grade S&P index which was described in each prospectus. The JJ Kenny index was then adjusted to a semi-annual tax equivalent yield.
Discount rate
We then used the following methodology to derive an appropriate discount rate to be applied to each group of instruments. We first created a base discount rate equal to our estimate of the prevailing interest rate for “fixed income student loans,” a rate that we then adjusted to reflect the impact of the following factors: liquidity, collateral quality and insurance level on the securities we hold. Our estimate of the interest rate for fixed income student loans was derived using the quoted interest rate for three month LIBOR adjusted to reflect a market derived “natural” student loan spread (the spread was measured as the incremental rate above three month LIBOR). We based the natural student loan spread on the last fixed income student loan instruments priced in the open market prior to the balance sheet date. We further adjusted our estimate of the base rate for fixed income student loans to reflect our assessment of how the securities in each of the two groups would be priced to compensate for the lack of liquidity, the underlying collateral quality and the risk associated with any monoline insurance for an instrument.
The discount rate for the securities with a high percentage of US government backed FFELP loans was adjusted upward from the estimated base rate for fixed income student loans principally by the addition of a premium to reflect the liquidity risk associated with this group of instruments. The discount rate for the auction rate securities with the lower percentage of FFELP loans was adjusted upward by a greater amount to reflect in addition to the liquidity premium, the incremental quality and insurance risk associated with this group of instruments. In order to estimate the appropriate magnitude of these adjustments we held several discussions with representatives of the underwriter of our auction rate securities who indicated to us that our valuation method was appropriate and the magnitude of these discount rate adjustments were consistent with their view of the market.
Estimated maturity
For our fiscal quarter ended September 30, 2008 the estimate of maturity used in our discounted cash flow model for the two groups of auction rate securities is equal to the weighted average of the estimated maturity of the underlying student loan pools. We derived the average maturity of the underlying student loan pools based on information we gathered from three primary sources: (1) quarterly information published by the State issuers, (2) information contained in the original prospectuses of the issuers, or (3) information provided by our underwriter. Our estimate of the average maturity of the underlying student loan pools varied by instrument because the auction rate securities in our portfolio consist of a mix of Consolidated Student Loans and Conventional Student Loans. We determined that consolidated loans typically have a maximum life of 25 years whereas conventional loans have a maximum life of 10 years. In most cases, we calculated the weighted average maturity for each instrument based on the relative

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weighting of Consolidated Student Loans versus Conventional Student Loans. This led us to apply individual maturities for each security that ranged from 9.71 years to 17.25 years.
As noted by the Staff, we changed our estimated maturity assumptions in the September 30, 2008 valuations from the estimates used in the quarters ended March 31 and June 30, 2008. For the quarters ended June 30 and March 31, 2008, we estimated our auction rate securities maturity based on the time we estimated it would take for us to liquidate our auction rate securities portfolio either because: a) the issuers would be able to restructure or call their auction rate securities or b) the auction rate securities market had recovered to an extent that it was functioning normally. We based this assessment on input from the financial press, the underwriting bank and our observation of call activity in the auction rate securities market. Our estimates also used the following factors in determining an appropriate maturity assumption: the restructure and call activity from each specific issuer, the quality of the underlying student loan collateral and the insurance on the instrument. We observed that in the auction rate securities market, some issuers were redeeming auction rate securities at par while other issuers announced intentions to restructure. For the quarter ending March 31, 2008, the grouped securities with a high percentage of FFELP loans were estimated to have an expected maturity of 24 months. The low FFELP group was estimated to have an expected maturity of 30 months. For the quarter ending June 30, 2008, the high percentage FFELP group had an estimated maturity of 12 months. The low percentage FFELP group had an estimated maturity of 48 months. We observed that the change in our estimates of maturity from our March assessment to our June assessment was primarily driven by the acceleration in redemptions by issuers in the quarter ending June 30, 2008.
As noted above, for the quarter ended September 30, 2008, we changed our estimate of the weighted average maturity by basing our estimate on the underlying student loan pools supporting our auction rate securities because we observed a reduced number of instruments being redeemed by issuers during the quarter ended September 30, 2008 and our belief that the auction rate securities market, and the auction process specifically, would most likely never resume.
Merger related liquidation of auction rate securities
Our announcement on October 31, 2008, to potentially liquidate our auction rate securities prior to the close of the Brocade merger transaction did not impact the assumptions we used in valuing these instruments. We have both a history of holding our investments to maturity and an ability to hold our investments to maturity. However, we viewed our Board of Directors approval of an agreement in principle on the proposed amendment to the merger Agreement on October 29, 2008 and the subsequent announcement of a shareholder dividend based on the net liquidation value of the auction rate securities portfolio, as a change in our intent with regards to holding these securities until final maturity of the underlying notes. Accordingly, we changed the classification of the impairment loss on our auction rate securities to other-than-temporary, which is reflected in our third quarter interim report on Form 10-Q.

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Rights Agreement offered by the underwriters
The Rights Agreement offered to us by the underwriters of our auction rate securities in October 2008 had no impact on the valuation of our auction rate portfolio as of September 30, 2008. As of November 6, 2008, the date we filed our Form 10-Q for the quarter ended September 30, 2008, we had not yet accepted the offer.
Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008
Controls and Procedures
    4.   We note that in each of these reports your officers reached the conclusion that your disclosure controls and procedures were “sufficiently” effective as of the end of the reporting period. However, Item 307 of Regulation S-K requires your officers to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Please confirm for us whether your disclosure controls and procedures were effective as of the end of the applicable reporting periods, and confirm that in future filings you will eliminate this qualifying language.
We acknowledge the Staff’s comment and confirm that (1) the Company’s disclosure controls and procedures were effective as of the end of the applicable reporting periods and (2) Foundry will eliminate the qualifying language in future filings.
* * * * *
Foundry acknowledges that:
•	Foundry is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Foundry may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Securities and Exchange Commission
December 17, 2008

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 207-1316 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 207-1679, as well as to Steven E. Bochner of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.
Sincerely,
FOUNDRY NETWORKS, INC.
/s/ Daniel W. Fairfax
Daniel W. Fairfax
Vice President, Finance and Administration and
Chief Financial Officer

cc:	Steven E. Bochner, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation